PMU News Release #10-06
TSX, NYSE Amex Symbol: PMU

July 22, 2010

Pacific Rim Mining Announces Fiscal 2010 Year End Results

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) reports its financial and operating results for the twelve months ended April 30, 2010. Details of the Company’s financial results are provided in its annual consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) that will be mailed to shareholders shortly. All monetary amounts are expressed in United States (“US”) dollars unless otherwise stated.

Overview
Pacific Rim is an environmentally and socially responsible exploration company focused exclusively on high grade, environmentally clean gold deposits in the Americas. Pacific Rim’s primary asset is the high grade, vein-hosted El Dorado gold project in El Salvador. The Company also owns several similar grassroots gold projects in El Salvador and is actively seeking additional assets elsewhere in the Americas that fit its focus. Pacific Rim’s shares trade under the symbol PMU on both the Toronto Stock Exchange (“TSX”) and the NYSE Amex.

All references to “Pacific Rim” or “the Company” encompass the Canadian corporation, Pacific Rim Mining Corp, and its U.S. and Salvadoran subsidiaries, Pac Rim Cayman LLC (“PacRim”), Pacific Rim El Salvador, S.A. de C.V. (“PRES”), and Dorado Exploraciones, S.A. de C.V. (“DOREX”), inclusive.

Financial Highlights
The following financial data is derived from the Company’s annual consolidated financial statements for the twelve month periods ended April 30, 2010, 2009 and 2008:

Selected Annual Information (all amounts in thousands of US dollars except per share amounts)

	Year ended April 30, 2010	Year ended April 30, 2009	Year ended April 30, 2008
Summarized Statement of Loss
Sales	$nil	$nil	$nil
Exploration expenditures	$1,805	$5,538	$11,770
Loss from Continuing Operations	$(5,005)	$(9,443)	$(15,657)
Discontinued Operations – Net income (loss) of Denton-Rawhide Joint Venture	$38	$3,167	$1,523
Discontinued Operations – Recovery of Investment in Andacollo Mine	$nil	$nil	$1,400
Loss for the year	$(4,967)	$(6,276)	$(12,734)
Loss per share after Discontinued Operations (basic and diluted)	$(0.04)	$(0.05)	$(0.11)
Weighted average shares outstanding (basic and diluted)	121,608,522	117,151,350	111,122,976

Summarized Statement of Cash Flows
Cash Flow used for operating activities	$(2,162)	$(9,168)	$(12,936)
Cash Flow provided by investing activities	$(14)	$6,046	$3,999
Cash Flow provided by financing activities	$2,187	$nil	$6,916
Cash Flow from Continuing Operations	$11	$(3,122)	$(2,021)

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

Cash Flow from Discontinued Operations	$38	$2,484	$1,459
Net increase (decrease) in cash	$49	$(638)	$(562)

Summarized Balance Sheet	April 30, 2010	April 30, 2009	April 30, 2008
Cash and cash equivalents	$1,333	$1,284	$1,922
Bullion	$nil	$1,225	$nil
Short-term investments	$nil	$nil	$4,232
Current portion of discontinued operations	$nil	$nil	$1,290
Receivables, deposits and pre-paids	$81	$106	$222
Current assets	$1,414	$2,615	$7,666
Total assets	$6,927	$8,187	$18,270
Total liabilities	$2,626	$1,679	$6,109
Working Capital	$(166)	$1,982	$4,723
Dividends declared	$nil	$nil	$nil

*all amounts in thousands of US dollars, except share and per share amounts

Results of Operations
For the fiscal year ended April 30, 2010, Pacific Rim recorded a loss for the period of $(5.0) million or $(0.04) per share, compared to a loss of $(6.3) million or $(0.05) per share for the fiscal year ended April 30, 2009 and $(12.7) million or $(0.11) per share for the fiscal year ended April 30, 2008. The decrease in net loss for fiscal 2010 compared to fiscal 2009 is primarily related to significantly decreased exploration expenses, offset in part by significantly lower net income from the Denton-Rawhide joint venture as a result of the sale by the Company of its interest in the joint venture during fiscal 2009. The decrease in net loss for fiscal 2009 compared to fiscal 2008 (a difference in net loss of $6.4 million) was a result of a substantial decrease in exploration costs combined with an increase in income from discontinued operations (the Denton-Rawhide Joint Venture) year over year.

Expenses
Due to the cessation of the El Dorado drilling program in July 2008 and the reduction of other exploration expenses at all of the Company’s projects, exploration expenditures decreased significantly over the past three fiscal periods, from $11.8 million in fiscal 2008 and $5.5 million in fiscal 2009 to $1.8 million in fiscal 2010.

General and administrative expenses, which have trended higher over the past several years because of higher regulatory and legal costs of complying with United States and Canadian reporting and regulatory requirements, increased legal expenses, and one-time severance payments made in fiscal 2008 to key personnel, were reduced in fiscal 2010 due to reduced staffing costs as well as the generally lower level of business activity undertaken by the Company. General and administrative costs were $1.4 million in fiscal 2010 compared to $3.7 million in fiscal 2009 and $3.5 million in fiscal 2008.

During fiscal 2010 the Company realized a $0.6 million gain on the sale of bullion, and a $0.2 million financing expense associated with the extension of warrants issued during the 2008 financing (see Section 6.3), for which there were no comparable items during either of fiscal 2009 or 2008.

The Company booked a negligible foreign exchange loss of $0.02 million during fiscal 2010 compared to a loss of $0.2 million during fiscal 2009 and a gain of $0.4 million during fiscal 2008, primarily reflecting the impact of the US-Canadian dollar exchange rate on the Company’s Canadian dollar-denominated investments on hand.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

Unusual Items
During fiscal 2010 the Company received income of $0.04 million from the Denton-Rawhide operation compared to $3.2 million and $1.5 million during fiscal 2009 and fiscal 2008 respectively. Income from the Denton-Rawhide operation, in which the Company was a participant until December 31, 2008 is primarily related to the production of gold and silver.

During fiscal 2008 the Company recovered $1.4 million on its investment in the Andacollo Mine. As this item represented the final of three staged payments on the sale of the mine, there were no comparable recoveries booked during fiscal 2009 or fiscal 2010.

Summary
As a result of significantly reduced exploration expenditures and decreased staffing levels associated with its reduction in exploration activity, partially offset by greatly reduced income from the Denton-Rawhide Joint Venture, the Company’s loss for fiscal 2010 was reduced to $(5.0) million or $(0.04) per share from previous fiscal periods ($(6.3) million or $(0.05) per share for fiscal 2009 and $(12.7) million or $(0.11) per share for fiscal 2008.

Liquidity and Capital Resources

Cash
During fiscal 2010 the Company’s cash and cash equivalents increased by $0.05 million from $1.28 million at April 30, 2009 to $1.33 million at April 30, 2010. The Company held no bullion at April 30, 2010 compared to bullion (held by the Company and not yet sold) valued at $1.2 million at April 30, 2009. Current assets were $ 1.4 million at April 30, 2010 compared to $2.6 million at April 30, 2009, a decrease of $0.2 million since the end of the Company’s previous fiscal year. This decrease reflects bullion sales to fund the expenditures of cash on exploration expenses and project generation efforts, general and administrative costs associated with maintaining a public company, and expenditures related to advancing the CAFTA action, offset by the proceeds of a private placement equity financing undertaken by the Company during fiscal 2010.

The Company will require additional funding to maintain its ongoing exploration programs and property commitments, for administrative purposes and CAFTA arbitration. The legal costs for CAFTA are significant. The Company believes it will be able to obtain the necessary financing to meet the Company’s requirements on an ongoing basis; however, there can be no assurance that the necessary financing will be obtained.

Working Capital
At April 30, 2010, the book value of the Company’s current assets stood at $1.4 million, compared to $2.6 million at April 30, 2009, a reduction of $1.2 million. The decrease in current assets is primarily a result of the sale of bullion (for cash) and subsequent cash expenditures as outlined in Section 6 above, offset by the addition of cash from the sale of securities under a private placement financing as outlined in Section 6.3 above. Property, plant and equipment balances at April 30, 2010 were marginally lower than the April 30, 2009 balance ($5.5 million and $5.6 million respectively). As a result, the Company’s total assets at the end of fiscal 2010 were $6.9 million compared to $8.2 million at the end of fiscal 2009.

At April 30, 2010 the Company had current liabilities of $1.6 million compared to $0.6 million at April 30, 2009. The $1.0 million year over year increase in current liabilities is due to a $1.0 million increase in accounts payable and accrued liabilities ($1.6 million at April 30, 2010, of which $1.1 million is due to one vendor associated with the CAFTA action). Future income tax liability, related to PacRim’s investment in El Salvador, did not change between the fiscal 2009 and fiscal 2010 year ends and at April 30, 2010 was valued at $1.0 million. Currently, Pacific Rim has no long-term debt.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

The $1.2 million decrease in current assets combined with the $1.0 million increase in current liabilities, resulted in a $2.2 million reduction in working capital from $2.0 million at the end of fiscal 2009 to $(0.2) million at the end of fiscal 2010.

The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain additional funding. The Company will need to raise sufficient funds to fund ongoing exploration and administration expenses as well as its costs under CAFTA arbitration. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future. The Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include the progress and results of the El Dorado project and its permitting application, the resolution of international arbitration proceedings over the non-issuance of permits in El Salvador, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. The Company plans to obtain additional financing through, but not limited to, the issuance of additional equity.

[The foregoing paragraph contains forward-looking statements regarding the requirement for future financing and the use of funds that may be raised. See Forward-Looking Information.]

The Company does not intend to resume significant exploration programs in El Salvador until such time as the El Dorado environmental permit and exploitation concession are received. The Company can not judge if or when the required permits will be received and is not currently planning any exploration programs for its El Dorado, Santa Rita and Zamora-Cerro Colorado properties for fiscal 2011 beyond what is necessary to keep all of its exploration licences in good standing. Should the required permits be granted, the Company will evaluate its options for resuming full scale exploration work designed to advance its El Salvador projects.

The Company intends to continue its project generation initiatives with the aim of acquiring a new exploration project, outside of El Salvador, during fiscal 2011. The Company plans on conducting low cost field work, technical and legal due diligence on projects it is currently evaluating and to seek new prospects for staking or property acquisitions that fit its exploration focus.

The Company anticipates that its fiscal 2011 exploration plans as outlined above will cost approximately $1.0 million. The Company anticipates requiring financing during fiscal 2011 in order to fund its exploration programs.

[The foregoing two paragraphs contain forward-looking statements regarding the scope and anticipated costs of exploration and generative work programs management intends to undertake in the coming fiscal year. See Forward-Looking Information.]

The Company’s general and administrative costs are expected to remain stable during fiscal 2011, reflecting lower staffing costs as a result of personnel reductions undertaken in fiscal 2009 and fiscal 2010. Expenditures related to PacRim’s CAFTA action are expected to continue at present or modestly higher levels during fiscal 2011, and are dependant on the level of arbitration activity. The Company has currently accumulated a liability of approximately $1.1 related to the CAFTA action, which is partly responsible for the Company’s current working capital deficit. The Company is currently discussing vendor-specific alternative financing opportunities that will reduce this accounts payable position. The Company may also seek financing during fiscal 2011 to remediate its working capital deficit, for general working capital expenses and to finance acquisition of and/or exploration programs on a new project.

[The foregoing paragraph contains forward-looking statements regarding anticipated general and administrative expenses for fiscal 2011 and the requirement for additional financing to fund legal costs and/or future general working capital expenses. See Forward-Looking Information.]

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company has no source of revenue, and will require additional cash to continue fund legal, exploration and administration expenses. As at April 30, 2010, the Company had a current working capital deficit of $0.2 million, had incurred losses since inception and has an accumulated deficit of $86.1 million. The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain additional funding. The Company will need to raise sufficient funds to support ongoing exploration and administration expenses as well as its costs under PacRim’s CAFTA arbitration. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future. The Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include the progress and results of the El Dorado project and its permitting application, the resolution of international arbitration proceedings over the non-issuance of permits in El Salvador, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets.

On November 12, 2009 the Company announced it received notice from the NYSE Amex that, based on its review of the Company’s fiscal 2010 first quarter results, the Company was not in compliance with Section 1003(a)(iii) of the NYSE Amex Company Guide, having at July 31, 2009 stockholders’ equity of less than $6,000,000 while sustaining losses from continuing operations and net losses in its five most recent fiscal years. In order to maintain listing of its common shares on the NYSE Amex, the Company was required to submit a Compliance Plan (the “Plan”) to NYSE Amex addressing how it intends to regain compliance with Section 1003(a)(iii) by May 11, 2011, which plan was submitted on December 11, 2009.

On February 11, 2010 (subsequent to the end of Q3 2010), the Company announced that it had received notice of acceptance of the Plan by NYSE Amex. With NYSE Amex’s acceptance of the Plan, the Company’s NYSE Amex listing is expected to continue during the Plan period, up to May 11, 2011, subject to periodic review to determine whether the Company is making progress consistent with the Plan and conditions of the NYSE Amex. If the Company is not in compliance with the continued listing standards at the end of the Plan period, or if the Company does not make progress consistent with the Plan during the period, then NYSE Amex may initiate delisting proceedings. (See Section 14.2 for a discussion of listing maintenance risk).

The Company’s common shares continue to trade on the NYSE Amex under the symbol “PMU” with the trading symbol extension “BC” to denote non-compliance with NYSE Amex’s continued listing standards while the Plan period is in effect. The Company’s common shares are listed on the TSX in Canada under the symbol “PMU”.

Outlook
The Company will continue to curtail its exploration programs and expenditures in El Salvador until such time as PRES receives the El Dorado environmental permit and exploitation concession. The Company remains confident that it will either receive the El Dorado permit and mining concession or that it will be appropriately compensated. The Company believes the principal risk is its ability to fund the ongoing CAFTA action to a just conclusion. The Company anticipates expending approximately $1.0 million on exploration-related expenses during fiscal 2011, primarily on low-cost exploration work required to keep all of its El Salvador projects in good standing, limited community relations initiatives, and due diligence evaluation of new projects outside of El Salvador. This work will be revised should circumstances change and depending on the Company’s success in acquiring a new exploration project, in which case exploration expenditures will likely increase, and/or financing opportunities. The Company anticipates requiring financing during fiscal 2011 in order to fund its exploration programs.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

[The foregoing paragraph contains forward-looking statements regarding the Company’s exploration plans and anticipated costs during fiscal 2011, its expectation of settling the El Dorado permit impasse, and its anticipated requirements for additional funding. See Forward-Looking Information.]

The Company’s general and administrative costs are expected to remain stable during fiscal 2011, reflecting lower staffing costs as a result of personnel reductions undertaken in fiscal 2009 and fiscal 2010. Expenditures related to PacRim’s CAFTA action are expected to continue at present or modestly higher levels as during fiscal 2010, and are dependant on the level of arbitration activity. The Company is currently discussing vendor-specific alternative financing opportunities that will reduce its accounts payable and accrued liabilities, the majority of which are payable to a single vendor involved in the CAFTA action and/or for general working capital expenses and/or future expenses related to the CAFTA action.

[The foregoing paragraph contains forward-looking statements regarding anticipated general and administrative expenses during fiscal 2011, and the potential requirement for additional financing for general working capital purposes and/or legal fees related to the CAFTA action. See Forward-Looking Information.]

The Company will continue to seek opportunities for dialogue with the GOES aimed at resolving the El Dorado permitting situation. The Company and its subsidiaries have a well documented history of supporting local inhabitants and building relationships with all stakeholders. This is a key component of the Company’s approach to exploration and development, and will continue in all jurisdictions in which it and its subsidiaries operate.

Notwithstanding these diplomatic efforts, until resolved, PacRim’s CAFTA action is expected to proceed during fiscal 2011. The Company is currently awaiting the outcome of the Preliminary Objection hearing held on May 31 and June 1, 2010, which will determine the course of this arbitration going forward. The Company may seek traditional or alternative financing arrangements during fiscal 2011 specifically earmarked for legal expenses.

[The foregoing section contains forward-looking statements regarding the expectation of ongoing legal undertakings. See Forward-Looking Information]

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

To contact the Company about this news release call 604-689-1976 or 1-888-775-7097.

Forward-Looking Information

The information contained herein contains “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 (as amended) and applicable Canadian securities legislation. Forward-looking statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be “forward-looking statements.” Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

This report contains forward-looking statements regarding:

  the Company’s requirement for financing and the use of funds that may be raised. These assumptions are based on management’s estimate of working capital requirements and past expenditures. There are no guarantees that future financing will be available to the Company under acceptable terms and conditions. Readers are cautioned that without additional financing the Company’s plans forfiscal 2011 may not be carried out as planned and its ability to continue its business may be at risk.
#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com the scope of exploration and generative work programs management intends to undertake during fiscal 2011. These expectations are based on various assumptions including but not limited to: the Company and/or its subsidiaries’ continued title and access to the El Dorado, Santa Rita and Zamora-Cerro Colorado properties; the availability and accessibility of projects the Company may be interested in acquiring; the availability of sufficient working capital and, if necessary, access to financing; the ability to procure adequate experienced staff; the availability of contractors; and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s project generation and exploration plans and for fiscal 2011 may not occur as planned.
  the Company’s intent to forego significant exploration work at the El Salvador projects until certain permits are granted, the implication being that if and when these permits are granted increased investments in exploration will be made in El Salvador. Readers are cautioned that this statement conveys management’s intent but that resumption of a large-scale exploration program at the El Salvador projects is dependent on not only the PRES’s receipt of the El Dorado permit but also the availability of adequate financing, the ability to procure adequate experienced staff, the availability of contractors, and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s project generation and exploration plans for fiscal 2011 may not occur as planned.
  the Company’s exploration plans and anticipated costs fiscal 2011. The anticipated exploration expenditures reflect estimations made by management based on current levels of expenditure and anticipated work programs as described previously. Should unexpected costs arise, exploration expenditures may differ from those currently anticipated.
  anticipated general and administrative, and legal expenses and the requirement for additional financing to fund these legal costs and/or general working capital expenses. These statements are based on management’s assumption the CAFTA action will continue through fiscal 2011 and the expected costs of pursuing this action, plus the Company’s anticipated burn rate for general and administrative costs. Should PRES receive the El Dorado permits at any time, the necessity to continue the CAFTA action may be averted and the anticipated impact on general and administrative costs may not materialize.

Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including the risks and uncertainties outlined above and other risks and uncertainties related to the Company’s prospects, properties and business detailed in its fiscal 2009 MD&A, in the Company’s Annual Information Form for the year ended April 30, 2009 and in the Company’s Form 20F filed with the US Securities and Exchange Commission. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Investors are cautioned against attributing undue certainty to forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

National Instrument 43-101 Disclosure

Mr. William Gehlen, Vice President Exploration, supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of the Company and a Qualified Person as defined in NI 43-101.

Mr. David Ernst, Chief Geologist, supervises the Company’s project generation initiatives. Mr. Ernst is geologist licensed by the State of Washington, an employee of Pacific Rim Mining Corp. and a Qualified Person as defined in National Instrument 43-101.

Pacific Rim’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples are assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples are assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The TSX and the NYSE Amex have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com